Joshua W. Snider
M3 Engineering & Technology Corporation
2051 W. Sunset Road, Ste. 101
Tucson, Arizona 85704
Telephone: 520-293-1488

CONSENT OF QUALIFIED PERSON

TO: All securities regulatory authorities

I, Joshua W. Snider, do hereby consent to the public filing by Quaterra Resources Inc. (the "Company") of the report titled "Nieves Project, Form 43-101 Technical Report, Preliminary Economic Assessment, Zacatecas, Mexico" dated October 31, 2012 (the "Technical Report") in support of the press release titled "Quaterra Releases Favourable Preliminary Economic Assessment On Nieves Silver Project Showing Potential For Open Pit Silver Mine Producing More Than Five Million Ounces A Year" dated September 19, 2012 (the "Press Release"), by the Company, with the above securities regulatory authorities.

I also certify that I have also read the Press Release and that it fairly and accurately represents the information in the Technical Report.

Dated this 31st day of October, 2012.

Signature of Qualified Person

Joshua W. Snider
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